Exhibit 4(h)

Form of Premium Enhancement Rider

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO A Stock Company (Hereafter called the Company, We, Our or Us)	Home Office: Columbus, Ohio Administrative Office:
P.O. Box 5068 Clearwater, Florida 33758-5068 (727) 299-1800

PREMIUM ENHANCEMENT RIDER

The policy to which this Rider is attached is amended to include the following language:

PREMIUM ENHANCEMENT

When the initial premium payment is paid, the premium enhancement percentage specified on the Policy Data page will be applied to that premium payment and the resulting amount will be added to the Policy Value. The premium enhancement is considered part of Earnings. The premium enhancement will be applied using the same allocation as on the corresponding premium payment. The premium enhancement percentage may vary from premium to premium on subsequent premium payments. You will be advised of the amount of the premium enhancement applicable to each subsequent premium payment by confirmation.

The amount of the premium enhancement is not considered a premium payment and will not apply if the policy is cancelled pursuant to the Right to Cancel provision. We also reserve the right to recapture the full amount of any premium enhancements credited within one year of any of the following events:

1) Exercise of Nursing Care and Terminal Condition Withdrawal Option;

2) Exercise of Unemployment Waiver;

3) A death benefit is payable; or

4) Upon annuitization.

This Rider is effective on the Policy Date and can only be terminated when the policy to which this Rider is attached terminates. This Rider is subject to all the terms and conditions of the policy not inconsistent herewith.

Signed for us at our home office.

/s/ William H. Geiger	/s/ Jerome C. Vahl
SECRETARY	PRESIDENT

RER 6 105